UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168 104

(CUSIP Number)

Wendy Kok

c/o SC China Holding Limited

Suite 2215, 22nd Floor, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

With copies to:

Paul W. Boltz, Jr.

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852) 3664 6488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104	Page 2 of 19

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA I, L.P. (“SCC I”) IRS Identification No. 20-3514012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 201,164,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 201,164,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,164,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104	Page 3 of 19

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P. (“SCC PTRS I”) IRS Identification No. 20-4387549
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,112,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,112,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,112,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104	Page 4 of 19

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P. (“SCC PRIN I”) IRS Identification No. 20-4887879
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,139,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,139,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,139,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104	Page 5 of 19

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P. (“SCC MGMT I”) IRS Identification No. 20-3348112
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

255,415,000 shares of which 201,164,000 shares are directly held by SCC I,
23,112,000 shares are directly held by SCC PTRS I and 31,139,000 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

255,415,000 shares of which 201,164,000 shares are directly held by SCC I,
23,112,000 shares are directly held by SCC PTRS I and 31,139,000 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,415,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104	Page 6 of 19

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P. (“SCCGF I”) IRS Identification No. 26-0205433
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,429,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,429,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,429,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104	Page 7 of 19

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GROWTH PARTNERS FUND I, L.P. (“SCCGF PTRS I”) IRS Identification No. 98-0577548
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,879,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,879,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,879,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104	Page 8 of 19

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GF PRINCIPALS FUND I, L.P. (“SCCGF PRIN I”) IRS Identification No. 33-1190310
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,742,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,742,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,742,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104	Page 9 of 19

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P. (“SCCGF MGMT I”) IRS Identification No. 26-0204337
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

91,050,000 shares of which 79,429,000 shares are directly held by SCCGF I,

1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

91,050,000 shares of which 79,429,000 shares are directly held by SCCGF I,

1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521168 104	Page 10 of 19

1	NAME OF REPORTING PERSON SC CHINA HOLDING LIMITED (“SCC HOLD”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,465,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 521168 104	Page 11 of 19

1	NAME OF REPORTING PERSON SNP CHINA ENTERPRISES LIMITED (“SNP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,465,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 521168 104	Page 12 of 19

1	NAME OF REPORTING PERSON NAN PENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,600,000 shares issuable upon the exercise of options exercisable within 60 days of May 29, 2013.
8

SHARED VOTING POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I, 23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of each of SCC MGMT I and SCCGF MGMT I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

	9	SOLE DISPOSITIVE POWER 4,600,000 shares issuable upon the exercise of options exercisable within 60 days of May 29, 2013.
10

SHARED DISPOSITIVE POWER

346,465,000 shares of which 201,164,000 shares are directly held by SCC I, 23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of each of SCC MGMT I and SCCGF MGMT I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,065,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521168 104	Page 13 of 19

Preamble

This Statement on Schedule 13D (this “Schedule 13D”) supersedes the Statement on Schedule 13G, as last amended by Amendment No. 2 on February 12, 2013, filed by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital China Growth Fund Management I, L.P., SC China Holding Limited, SNP China Enterprises Limited, and Nan Peng Shen (collectively, the “Reporting Persons”), relating to ordinary shares of Le Gaga Holdings Limited. This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates are the ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Le Gaga Holdings Limited, a Cayman Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

Item 2.	Identity and Background

(a)	This Schedule 13D is being jointly filed by the following Reporting Persons:
Sequoia Capital China I, L.P. (“SCC I”)
Sequoia Capital China Partners Fund I, L.P. (“SCC PTRS I”)
Sequoia Capital China Principals Fund I, L.P. (“SCC PRIN I”)
Sequoia Capital China Management I, L.P. (“SCC MGMT I”)
Sequoia Capital China Growth Fund I, L.P. (“SCCGF I”)
Sequoia Capital China Growth Partners Fund I, L.P. (“SCCGF PTRS I”)
Sequoia Capital China GF Principals Fund I, L.P. (“SCCGF PRIN I”)
Sequoia Capital China Growth Fund Management I, L.P. (“SCCGF MGMT I”)
SC China Holding Limited (“SCC HOLD”)
SNP China Enterprises Limited (“SNP”)
Nan Peng Shen (“NS”)

(b)	The business address of the Reporting Persons is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(c)	The principal occupation or employment of each of SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I, and SCCGF PRIN I is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC MGMT I is to serve as general partner of SCC I, SCC PTRS I, and SCC PRIN I. The principal occupation or employment of SCCGF MGMT I is to serve as general partner of SCCGF I, SCCGF PTRS I, and SCCGF PRIN I. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT I and SCCGF MGMT I. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of Nan Peng Shen is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP.

(d)-(e)	During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 521168 104	Page 14 of 19

(f)	SCC MGMT I, SCC I, SCC PTRS I, SCC PRIN I, SCCGF MGMT I, SCCGF I, SCCGF PTRS I, SCCGF PRIN I, and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. Nan Peng Shen is a citizen of Hong Kong SAR.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 351,065,000, including (i) 346,465,000 Ordinary Shares issued upon conversion of certain preferred shares of the Issuer purchased prior to the Issuer’s initial public offering, as described below, and (ii) 4,600,000 Ordinary Shares beneficially owned by Nan Peng Shen issuable upon the exercise of options exercisable within 60 days of May 29, 2013. The source of the funds used to purchase the preferred shares of the Issuer is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

In April 2006, pursuant to a share purchase agreement dated April 12, 2006, China Linong International Limited (“China Linong”) sold (i) 169.38 series A preferred shares to SCC I for an aggregate consideration of $3,150,383.31, (ii) 19.46 series A preferred shares to SCC PTRS I for an aggregate consideration of $361,946.27 and (iii) 26.22 series A preferred shares to SCC PRIN I for an aggregate consideration of $487,678.89. In March 2008, each of these China Linong series A preferred shares was subdivided into 1,000 China Linong series A preferred shares. In July 2010, these China Linong series A preferred shares were exchanged for series A preferred shares of the Issuer, $0.01 par value per share (the “Class A Preferred Shares”) at a 1 to 1,000 ratio. All of the Class A Preferred Shares held by SCC I, SCC PTRS I and SCC PRIN I were converted, in connection with the closing of the Issuer’s initial public offering, into an aggregate of 215,060,000 Ordinary Shares on the basis of one Ordinary Share for each Class A Preferred Share.

In February 2007, pursuant to a share purchase agreement dated February 14, 2007, China Linong sold 31.784 series A1 preferred shares to SCC I for an aggregate consideration of $1,575,200.00, 3.652 series A1 preferred shares to SCC PTRS I for an aggregate consideration of $181,000.00, and 4.919 series A1 preferred shares to SCC PRIN I for an aggregate consideration of $243,800.00. In March 2008, each of these China Linong series A1 preferred shares was subdivided into 1,000 China Linong series A1 preferred shares. In July 2010, these China Linong series A1 preferred shares were exchanged for series A1 preferred shares of the Issuer, $0.01 par value per share (the “Class A1 Preferred Shares”) at a 1 to 1,000 ratio. All of the Class A1 Preferred Shares held by SCC I, SCC PTRS I and SCC PRIN I were converted, in connection with the closing of the Issuer’s initial public offering, into an aggregate of 40,355,000 Ordinary Shares on the basis of one Ordinary Share for each Class A1 Preferred Share.

In March 2008, pursuant to a purchase agreement dated March 21, 2008, China Linong sold 75,420 series B preferred shares to SCCGF I for an aggregate amount of $5,500,237.00. On July 18, 2008, SCCGF I sold 9,624 of China Linong’s series B preferred shares to SCCGF PTRS I and SCCGF PRIN I for an aggregate consideration of $701,860.00. In July 2010, these China Linong series B preferred shares were exchanged for series B preferred shares of the Issuer, $0.01 par value per share (the “Class B Preferred Shares”) at a 1 to 1,000 ratio. All of the Class B Preferred Shares held by SCCGF I, SCCGF PTRS I and SCCGF PRIN I were converted, in connection with the closing of the Issuer’s initial public offering, into an aggregate of 75,420,000 Ordinary Shares on the basis of one Ordinary Share for each Class B Preferred Share.

In December 2009, pursuant to a share purchase agreement dated December 22, 2009, China Linong sold 15,630 series B1 preferred shares to SCC I, SCC PTRS I, SCC PRIN I, SCCGF I, SCCGF PTRS I and SCCGF PRIN I for an aggregate amount of $1,183,191.00. Subsequently, on January 19, 2010, SCC I,

CUSIP No. 521168 104	Page 15 of 19

SCC PTRS I, and SCC PRIN I collectively transferred all 12,067 series B1 preferred shares of China Linong held by them to SCCGF I, SCCGF PTRS I and SCCGF PRIN I for a consideration of $913,471.90. In July 2010, all of China Linong’s series B1 preferred shares were exchanged for series B1 preferred shares of the Issuer, $0.01 par value per share (the “Class B1 Preferred Shares”) at a 1 to 1,000 ratio. All of the Class B1 Preferred Shares held by SCCGF I, SCCGF PTRS I and SCCGF PRIN I were converted, in connection with the closing of the Issuer’s initial public offering, into an aggregate of 15,630,000 Ordinary Shares on the basis of one Ordinary Share for each Class B1 Preferred Share.

Item 4.	Purpose of Transaction

On May 21, 2013, SC China Holding Limited (on behalf of the Reporting Persons), together with Ms. Na Lai Chiu, the Chairwoman of the Board (“Ms. Chiu”), Valuetrue Investments Limited, a British Virgin Islands company wholly-owned by Ms. Chiu (“Valuetrue Investments”), Mr. Shing Yung Ma ( “Mr. Ma”), Grow Grand Limited, a British Virgin Islands company wholly-owned by Mr. Ma (“Grow Grand” and, together with the Reporting Persons, Mr. Ma, Ms. Chiu and Valuetrue Investments, the “Consortium”), submitted a preliminary, non-binding letter (the “Letter”) to the Board. In the Letter, the Consortium outlined its proposal (“Proposal”) for the Transaction (as defined below). Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding share capital of the Issuer (other than the Shareholder Shares (as defined below), which will be rolled over in connection with the Transaction, and any other shares that will be rolled over in connection with the Transaction) for US$4.01 in cash per American Depositary Share of the Issuer (“ADS,” with each ADS representing 50 Ordinary Shares), or $0.0802 in cash per Ordinary Share, as the case may be. In the Proposal, the Consortium stated that it has held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction. The Proposal also provides that, among other things, (a) the Consortium’s financing providers will need to conduct customary legal, financial and accounting due diligence on the Issuer, and (b) the Consortium will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction. In the Proposal, members of the Consortium also stated that they expect that the Board will evaluate the Proposal independently through a committee of independent directors of the Board.

On May 21, 2013, in connection with the Proposal, SC China Holding Limited (on behalf of the Reporting Persons) entered into a consortium agreement (the “Consortium Agreement”) with Ms. Chiu, Valuetrue Investments, Mr. Ma and Grow Grand, pursuant to which the Consortium will cooperate in good faith in connection with the Proposal to acquire all of the outstanding share capital of the Issuer through a going-private transaction (the “Transaction”) other than those shares beneficially owned by the members of the Consortium (the “Shareholder Shares”) or that will be rolled over by other shareholders in connection with the proposed Transaction. The Consortium Agreement provides, among other things, for coordination in (i) performing due diligence, (ii) structuring and negotiating the Transaction and, if applicable, entering into definitive agreements with respect to the Transaction, and (iii) engaging advisors and sharing certain expenses. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (a) the one year anniversary of the date of the Consortium Agreement, and (b) the termination of the Consortium Agreement, members of the Consortium have agreed (i) to work exclusively with each other with respect to the Transaction, (ii) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except as contemplated by the Consortium Agreement, (iii) not to enter into any voting agreement with respect to the Shareholder Shares in support of a competing proposal, and (iv) to vote their respective Shareholder Shares against any competing proposal or matter that would facilitate a competing proposal and in favor of the Transaction.

References to the Consortium Agreement and the Letter in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Letter themselves, each of which are attached hereto as exhibits and incorporated by reference as if set forth in their entirety herein.

If the Transaction is carried out and consummated, the ADSs will no longer be traded on the NASDAQ Global Select Market and the registration of the Ordinary Shares and the ADSs under Section 12 of the Act will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to a proposed Transaction will be entered into or be consummated. The Letter provides that no binding obligation on the part of the Issuer or the Consortium shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

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The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable law and the terms of the Consortium Agreement.

Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D. Subject to the terms of the Consortium Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares, dispose of some or all of their Ordinary Shares, engage in short-selling or hedging or similar transactions with respect to the Ordinary Shares, and/or continue to hold Ordinary Shares.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to, or would result in, any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 351,065,000 Ordinary Shares of the Issuer, including (A) 346,465,000 Ordinary Shares, (B) options to purchase 3,600,000 Ordinary Shares held by NS that are currently exercisable, and (C) options to purchase 1,000,000 Ordinary Shares held by NS that will be exercisable within 60 days, together representing approximately 15.4% of the outstanding Ordinary Shares of the Issuer (such percentage being based on 2,281,430,300 Ordinary Shares outstanding as of June 30, 2012, based on information provided in the Form 20-F filed by the Issuer on November 23, 2012, plus 3,600,000 options that are currently exercisable and 1,000,000 options that will be exercisable within 60 days, in each case, held by NS).

The Reporting Persons may be deemed to be a “group” with Ms. Chiu, Valuetrue Investments, Mr. Ma and Grow Grand for purposes of Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal Letter (each as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Ms. Chiu, Valuetrue Investments, Mr. Ma and Grow Grand. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Ms. Chiu, Valuetrue Investments, Mr. Ma and/or Grow Grand. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

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(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4, 5 and 7 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

Exhibit 1	Agreement as to Joint Filing by and among the Reporting Persons, dated February 12, 2013 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 12, 2013).

Exhibit 2	Consortium Agreement by and among Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand and SC China Holding Limited, dated May 21, 2013.

Exhibit 3	Proposal Letter to the Issuer from Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand and SC China Holding Limited, dated May 21, 2013.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 29, 2013

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I, L.P.

Sequoia Capital China Principals Fund I, L.P.

By: Sequoia Capital China Management I, L.P., a Cayman Islands exempted limited partnership General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Management I, L.P.,

a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund I, L.P.

Sequoia Capital China Growth Partners Fund I, L.P.

Sequoia Capital China GF Principals Fund I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P., a Cayman Islands exempted limited partnership General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Growth Fund Management I, L.P.,

a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited, a Cayman Islands limited liability company

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen